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                                                                      Exhibit 99

                             COVALENT GROUP, INC.
                   REPORTS PROFITABLE FIRST QUARTER RESULTS

WAYNE, PA, April 13, 1999: Covalent Group, Inc. (Nasdaq: CVGR) today announced results for the first quarter of 1999. Revenues for the quarter increased 46% to $3,265,000 compared to $2,240,000 for the same period last year. Net income for the three months ended March 31, 1999 amounted to $345,000 or $.03 per share (basic and diluted) as compared to a net loss of $266,000 or $(.02) per share for the same period last year.

The Company's contractual backlog at March 31, 1999 exceeded $25 million. The current backlog represents the value of future revenues to be earned from signed contracts, however does not include several projects for which signed contracts have not yet been received, but for which work has commenced under letters of intent.

Bruce LaMont, Chief Executive Officer commented, "We are extremely proud of the results of the first quarter in what we expect will be a very successful year. Our revenues increased by over $1 million (1Q99 vs. 1Q98) without a significant increase in operating expenses. This reflects increased efficiencies as well as cost savings resulting from significant consolidation within our operating
structure.   The multi-year contracts that we signed in the latter part of 1998 give us an excellent base on which to build for the future. In addition, we have recently hired Jeffrey Flecken as Director of Business Development. Mr. Flecken, who was previously Director of Sales for a large multi-national CRO, brings added depth to our efforts for future growth of the Company. Finally, we expect 1999 to continue to benefit from the recent introduction of new products (e.g., TeleTrial) to Covalent's capabilities to conduct clinical research and development studies."

                     Consolidated Statements of Operations
             (all amounts in thousands, except per share amounts)

                                               For the Three Months
                                                Ended March 31,
                                            ------------------------
                                            1999                1998
                                            ----                ----
                                                    (Unaudited)

Revenues                                    $3,265             $2,240
Operating Expenses:
  Direct                                     1,893              1,854
  Selling and Administrative                   839                818
                                            ------             ------
Income (Loss) from Operations                  533               (432)
Interest Income                                 14                 30
                                            ------             ------

Income (Loss) before Income Taxes              547               (402)
Income Tax Provision (Benefit)                 202               (136)
                                            ------             ------
Net Income (Loss)                           $  345             $ (266)
                                            ======             ======

Net Income (Loss) Per Common Share
        Basic and Diluted                   $0.03              $(0.02)
                                            ======             ======

Covalent provides drug development services and health management solutions to pharmaceutical, biotechnology, and device manufacturers as well as managed care organizations. To aid its customers, Covalent has developed several currently available proprietary products utilizing interactive speech recognition technology including TeleTrial, for use in clinical trials, and Virtual HouseCall, a disease assessment system.

This press release contains forward-looking statements identified by words such as "believe," "expect" and similar expressions. Backlog is subject to modification or possible cancellation. Actual results might differ materially from those projected in, expressed in or implied by, the forward-looking statements. Potential risks and uncertainties that could affect the Company's future operating results include, without limitation: (i) the Company's success in attracting new business; (ii) the size, duration and timing of clinical trials; and (iii) the termination, delay or cancellation of clinical trials. Additional information concerning factors that could cause actual results to materially differ from those in forward-looking statements is contained in Covalent's SEC filings, including periodic reports under the Securities Exchange Act of 1934, as amended, copies of which are available upon request from Covalent's investor relations department.

Company Contact:  William Robinson, CFO 610-975-9533
Contact us on-line:  http://www.cracorp.com/